# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triller Group Inc., CIK 0001769624
CUSIP: 895970101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 7119 West Sunset Boulevard, Suite 782, Los Angeles, California (CA), 90046
Date of event which requires filing of this statement: 04/11/2025
Filed by CIK 0002053925
Persons authorized to receive notices and communications: KCP Holdings Limited, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, Cayman Islands (E9), KY1-1111, 345-769-1629

## Reporting persons
- KCP Holdings Limited (CIK 0002053925): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roger C. Kennedy (CIK 0002053924): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Triller Group Inc.
Address of issuer's principal executive offices: 7119 West Sunset Boulevard, Suite 782, Los Angeles, California (CA), 90046
Comment:
This Amendment No.2 ("Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 30, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on February 20, 2025 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 2. Each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 2 constitutes an exit filing for each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following information:

On April 11, 2025, the Issuer entered into the Senior Subordinated Secured Convertible Note and Warrant Purchase Agreement with KCP (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, subject to and contingent upon funding of the purchase price thereunder and closing of the transaction, the Issuer will issue to KCP a convertible note with a principal amount outstanding of $10 million that, subject to the occurrence of certain events, will be convertible into shares of Common Stock (the "Note") and one warrant to purchase 10,000,000 shares of Common Stock (the "New Warrant"). The source of funds for the purchase of the Note and New Warrant will be derived from KCP's investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following information:

The Reporting Persons will acquire the Note and New Warrant for investment purposes, and not with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

The filing of this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages and Items 2,4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5(a). As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 0 shares of Common Stock of the Issuer, representing 0.0% of the outstanding shares of Common Stock. The Reporting Persons do not beneficially own any shares of Common Stock of the Issuer except as described herein. Neither the Note nor the New Warrant provides the Reporting Persons with the right to acquire Common Stock of the Issuer within sixty (60) days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages and Item 5(a) of this Schedule 13D is hereby incorporated by reference into this Item 5(b). As of the date hereof, each of the Reporting Persons may be deemed to have the sole or shared power to vote or direct the disposition of 0 shares of Common Stock of the Issuer, representing 0.0% of the outstanding shares of Common Stock
Transactions in the class effected during the past sixty days: Other than the transactions contemplated under the Securities Purchase Agreement, the Warrant and the Termination Agreement, the Reporting Persons have not engaged in any transaction in any shares of Common Stock of the Issuer during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons are not, and were never, the beneficial owner of more than five percent of the Common Stock as of April 14, 2025, provided that the Note and New Warrant may aggregate above five percent when they become convertible or exercisable in accordance with their terms. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following information:

Termination Agreement

Subject to and contingent upon funding of the purchase price under the Note Purchase Agreement and closing of the transaction, KCP and the Issuer will enter into that certain Termination Agreement (the "Termination Agreement"), pursuant to which KCP and the Issuer will agree to terminate the Securities Purchase Agreement. In addition, KCP and the Issuer will agree and acknowledge that KCP did not make any payment to the Issuer for the 6,363,636 shares of Common Stock and one warrant to purchase 6,363,636 shares of Common Stock contemplated to be purchased under the Securities Purchase Agreement and that the Issuer did not issue such shares or such warrant to KCP. KCP and the Issuer further agreed and acknowledged that Roger C. Kennedy never was, and is not currently, a member of the board of directors of the Issuer or any committee thereof.

As a result of the Termination Agreement, the registration rights of KCP granted under the Registration Rights Agreement and the Warrant will each automatically terminate.

Note Purchase Agreement

On April 11, 2025, the Issuer entered into the Note Purchase Agreement, relating to the issuance and sale to KCP of the Note and New Warrant for an aggregate purchase price of $10 million. Issuance of the Note and New Warrant is subject to and contingent upon funding of the purchase price thereunder and closing of the transaction.

New Warrant

Subject to and contingent upon funding of the purchase price under the Note Purchase Agreement and closing of the transaction, the Issuer will enter into the New Warrant with KCP. Under the New Warrant, the Issuer will issue KCP a warrant exercisable into 10 million shares of Common Stock. The New Warrant is exercisable one year after a Qualified Equity Financing (as defined in the Note Purchase Agreement) at an exercise price of $1.00 per share.

Note

Subject to and contingent upon funding of the purchase price under the Note Purchase Agreement and closing of the transaction, the Issuer will issue to KCP a convertible note with a principal amount outstanding of $10 million that will be convertible into shares of Common Stock at either maturity of the note or following a Qualified Equity Financing (as defined in the Note).

New Registration Rights Agreement

Subject to and contingent upon funding of the purchase price under the Note Purchase Agreement and closing of the transaction, the Issuer will enter into a Registration Rights Agreement (the "New Registration Rights Agreement") with KCP pursuant to which KCP and its affiliates will have certain customary registration rights with respect to shares of Common Stock upon conversion of the Note and/or exercise of the New Warrant by KCP and its affiliates and permitted transferees, including any Common Stock issued upon any future exercise of the New Warrant and the Note.

Pledge Agreement

Subject to and contingent upon funding of the purchase price under the Note Purchase Agreement and closing of the transaction, the Issuer will enter into a Pledge Agreement (the "Pledge Agreement") with KCP pursuant to which Triller Holdco LLC, a subsidiary of the Issuer, will grant KCP a security interest in 833,3333 shares of common stock it holds in Bare Knuckle Fighting Championships, Inc.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 99.5: Note Purchase Agreement
Exhibit 99.6: Form of Termination Agreement
Exhibit 99.7: Form of New Warrant
Exhibit 99.8: Form of Note
Exhibit 99.9: Form of New Registration Rights Agreement
Exhibit 99.10: Form of Pledge Agreement

## Signatures
- KCP Holdings Limited: /s/ Roger C. Kennedy, Roger C. Kennedy, Director (04/15/2025)
- Roger C. Kennedy: /s/ Roger C. Kennedy, Roger C. Kennedy (04/15/2025)